Exhibit 12.1

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Quarter ended September 30,		Years ended December 31
	2009		2008(1)		2007		2006		2005		2004
Earnings:
Income before discontinued operations	$69		$80,860		$42,349		$32,738		$47,266		$72,485
Gain on sales of real estate	-		(4,578)		-		-		(6,391)		(7,909)
Noncontrolling interest	3,588		22,070		19,999		18,783		20,699		28,106
Interest expense	21,966		85,063		81,993		75,017		72,096		61,623
Total earnings	$25,623		$183,415		$144,341		$126,538		$133,670		$154,305

Fixed charges:
Interest expense	$21,966		$85,063		$81,993		$75,017		$72,096		$61,623
Capitalized interest	2,492		10,908		5,134		3,913		1,100		1,997
Preferred stock dividends	902		9,241		9,174		5,145		1,953		1,952
Perpetual preferred unit distributions	1,575		9,909		10,238		10,238		10,238		14,175
Total fixed charges and preferred stock dividends	$26,935		$115,121		$106,539		$94,313		$85,387		$79,747

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.05	X	1.91	X	1.66	X	1.60	X	1.83	X	2.43	X

Ratio of earnings to combined fixed charges and preferred stock dividends	N/A(2)	X	1.59	X	1.35	X	1.34	X	1.57	X	1.93	X

(1)
The results of operations for 2008 have been reclassified and restated to reflect discontinued operations and the adoption of the standard entitled "Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion" subsequent to December 31, 2008.  The results of operations for 2004 through 2007 have not been reclassified nor restated.

(2)
Total earnings was less than the fixed charges and preferred stock dividends by $1.3 million, resulting in a ratio of earnings to combined fixed charges and preferred dividends of 0.95 which was less than 1.00 for the quarter ended September 30, 2009.